July 30, 2019

Brian Wendling
Senior Vice President and Principal Accounting Officer
Qurate Retail, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

       Re: Qurate Retail, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-33982

Dear Mr. Wendling:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products
cc:    Mark Carleton